Exhibit 99.1

Hesai Group Reports Third Quarter 2023 Unaudited Financial Results

Quarterly net revenues were RMB445.6 million (US$61.1 million),1 an increase of 33.5% year-over-year

Quarterly lidar shipments were 47,4402 units, an increase of 125.5% year-over-year

SHANGHAI, China--(GLOBE NEWSWIRE) –November 14, 2023-- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months ended September 30, 2023.

Operational Highlights

	Three months ended September 30, 2023	Nine months ended September 30, 2023
ADAS lidar shipments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	40,593	114,482
Autonomous Mobility lidar shipments. . . . . . . . . . . . . . . . . . . . . . .	6,847	19,898
Total lidar shipments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	47,440	134,380

•	Q3 2023 ADAS lidar shipments were 40,593 units, compared to 16,694 units in the corresponding period of 2022.
•	Q3 2023 Total lidar shipments were 47,440 units, representing an increase of 125.5% from 21,042 units in the corresponding period of 2022.
•	ADAS lidar shipments in the first nine months of 2023 were 114,482 units, representing an increase of 516.6% from 18,567 units in the corresponding period of 2022.
•	Total lidar shipments in the first nine months of 2023 were 134,380 units, representing an increase of 307.9% from 32,947 units in the corresponding period of 2022.

Management Remarks

“We are excited to report that in the third quarter, our performance across topline, deliveries, and gross margin surpassed our expectations. Even more encouragingly, we achieved meaningful positive operating cash flow for the third consecutive quarter. These accomplishments confirm our position as the global lidar market leader,” said Yifan “David” Li, Hesai’s Co-Founder and CEO. “We advanced our efforts to extend our leading ADAS lidar offerings globally during the quarter and are deeply engaged in nine RFI/RFQ discussions with six leading global OEMs from North America and Europe. Furthermore, we are making excellent progress in several advanced development projects for next-generation ADAS systems with several of these global OEMs and expect to have positive updates soon. We also continue to successfully capitalize on opportunities to expand our business, including the world’s first design win for our long-range, ultra-thin in-cabin ET25 lidar with FAW Group, one of the top OEMs in China, and an expansion of our flagship AT series’ customer portfolio with multiple exclusive design wins from Great Wall Motor, one of the largest automakers in China, as well as Leapmotor and Neta, two leading EV automakers in the Chinese market. It is noteworthy that among these recent design wins, several of them have prior engagements with our industry peers. Their choice to switch to our lidar products for certain existing or future models is a strong endorsement of the superior performance of our high-quality lidar products and our proven track record of timely deliveries. Looking ahead, our steadfast commitment to performance, quality, safety, and reliability will continue to guide our endeavors as we remain dedicated to advancing the cause of autonomous transportation by enhancing safety systems and saving lives worldwide.”

1 All translations from RMB to USD for the third quarter of 2023 were made at the exchange rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board.

2 Hesai commenced volume shipments of ADAS lidar in July 2022.

Louis T. Hsieh, Hesai’s Global CFO, added, “While the third quarter was considered a product transition period, we were pleased to exceed the top end of our revenue guidance and expectations for other key financial measures as well. In the third quarter, our net revenues increased by 33.5% year-over-year, reaching another record high of RMB445.6 million (US$61.1 million). We achieved this growth against the high comparable third quarter last year, which benefited from the bounce-back after the Shanghai Covid lockdowns in the second quarter of 2022. Our lidar shipments in this third quarter more than doubled year-over-year to over 47,000 units, further solidifying our leading position in the global lidar market. Moreover, we successfully navigated our ADAS product transition to our upgraded AT128P long-range lidar product manufactured in our Hertz Center in Hangzhou during the quarter. At the same time, we further optimized our manufacturing cost structure, boosting our gross margin to 30.6%, which significantly exceeded our expectations. Continued robust demand for our autonomous mobility products also contributed to this quarter’s margin uptick. Furthermore, our relentless efforts to improve manufacturing scale and optimize cost structure led to our third consecutive quarter of positive operating cash flow, which reached RMB47.6 million (US$6.5 million) in the quarter.”

Mr. Hsieh continued, “Our robust third quarter results bode well for our seasonally strongest fourth quarter. We are pleased to announce that we are on track to deliver on our target of 220,000 lidars for 2023. In fact, we are seeing growing adoption of ADAS systems equipped with lidar by OEMs globally and we anticipate this momentum will accelerate into 2024. For that reason, we expect our lidar volume to more than double to approximately half a million units next year. Based on our customers’ order forecasts, by the end of 2024, we anticipate 13 ADAS OEM customers will reach SOP, expanding our portfolio to include over 40 SOP vehicle models. As of now, we have secured design wins with 14 ADAS OEMs covering over 50 vehicle models in total, and we expect these figures to climb significantly throughout 2024.”

Business Developments

•	Business Update:

o	Global: Currently engaged in nine RFI/RFQ discussions with six leading global OEMs from North America and Europe and making excellent progress on multiple strategic development projects for next-generation ADAS systems with several of them. The Company expects to announce positive updates on these fronts in the near term.

o	Domestic: Landed the world’s first in-cabin lidar design win with FAW Group, whose next-generation EV model, under the Hongqi brand, will be equipped with ET25 in the first half of 2025. Hesai’s flagship AT series lidar recorded multiple exclusive new design wins with Great Wall Motor, one of the largest automakers in China, as well as Leapmotor and Neta, two leading EV automakers in the Chinese market, for their upcoming car models with SOP beginning in 2024 and 2025. As of now, the Company has secured design wins with 14 OEMs and Tier 1 suppliers (including the Top 5 OEMs in China) across over 50 vehicle models.

o	Given the Company’s accelerating number of global and domestic OEM design wins, it is becoming clear that OEMs prefer Hesai lidars’ superior performance (in range and resolution) and quality to that of our competitors’ offerings.

•	Production transition: Smoothly transitioned production line for mass production to Hertz Center, Hesai’s manufacturing facility in Hangzhou, where the Company has begun producing its AT128P model, the upgraded iteration of our flagship AT128 ADAS long-range lidar. The Company is also benefiting from greater economies of scale through Hertz Center’s highly automated production process.

•	Manufacturing facility: Completed the construction of Maxwell Center, our R&D innovation center and in-house manufacturing and testing facility in Jiading, Shanghai. Maxwell Center is currently actively preparing to produce the Company’s FT120 lidar, the world’s first fully solid-state blind-spot lidar to attain SOP authorization and to be installed on a series-production vehicle model.

IP Litigation Update and Response to Competitor Ouster’s False Claims

On October 10, 2023, the U.S. International Trade Commission (“ITC”) affirmed an earlier ruling on August 24, 2023, that terminated an investigation of alleged patent infringement (the “ITC Action”) initiated by our competitor Ouster (NYSE: OUST) against Hesai. The earlier ITC ruling granted Hesai’s motion to terminate the ITC investigation.

Hesai adamantly denies and refutes all allegations of wrongdoing as baseless and meritless, including patent infringement and other false accusations regarding the capabilities and intended use of Hesai’s lidar technology. As Hesai has previously stated, our lidar products are independently developed, based on years of research and engineering investment. Hesai has over 400 granted patents and over 900 pending patent applications. The Company’s leading products and position in the global lidar market are the result of that R&D investment.

Timeline of Legal Developments

•	On April 11, 2023, Ouster filed a complaint with the ITC alleging that Hesai infringed on its lidar IP and seeking to enjoin the import of Hesai lidars into the U.S.
•	On June 22, 2023, Hesai filed a motion to terminate the ITC Action.
•	On August 24, 2023, the presiding ITC Administrative Law Judge granted Hesai’s motion to terminate the ITC Action.
•	On appeal on October 10, 2023, the ITC Commissioners affirmed the ruling terminating the ITC Action.
•	The ITC ruled that Ouster is bound by the Litigation Settlement and Patent Cross-Licensing Agreement (“the Agreement”) entered by Velodyne and Hesai in 2020, as Ouster is an affiliate of Velodyne via merger of equals in February 2023, and must abide by its contractual obligations therein. These obligations state Ouster’s legal recourse for disputes is arbitration as set forth in the Agreement. Hesai welcomes arbitration as that dispute resolution forum will address the same legal issues addressed in the ITC final ruling, upon which Hesai has already prevailed.
•	Hesai has also filed five actions with the USPTO Patent Trial and Appeal Board to invalidate Ouster’s five patents and claims that Ouster invented digital lidar. Digital lidar was invented and in widespread use prior to Ouster’s patent applications, which Hesai believes are overly broad and unsupported.

Background on Patent Cross-Licensing Agreement

•	In 2019, Velodyne sued Hesai for patent infringement. Hesai then also sued Velodyne for patent infringement. Velodyne also sued Robosense and then sued Ouster for patent infringement, which led to the Ouster-Velodyne merger of equals in February 2023.
•	In 2020, Hesai was in the midst of a capital market fundraising exercise and the Velodyne litigation was hampering that effort. For that sole reason, Hesai entered into the Litigation Settlement and Patent Cross-Licensing Agreement with Velodyne.
•	Key takeaways of the Patent Cross-Licensing Agreement

o	The Agreement binds the original parties AND future affiliates, i.e., Ouster.

o	The parties agreed to a full lidar patent cross-license and use of each other’s lidar IP, existing and future patents, for 10 years until 2030.

o	Hesai’s position is that the Agreement gives Hesai a license to use Ouster’s lidar patents until 2030. Ouster is bound by the Agreement, as Ouster is an affiliate of Velodyne via merger of equals.

o	All disputes under the Agreement are to go to arbitration and the parties shall refrain from litigation against each other. Ouster is in direct breach of its contractual obligations by bringing the ITC Action and Delaware action.

Hesai’s Position on Ouster’s Media and Lobbying Campaign Against Hesai

Amid Ouster’s contracting market share and deliveries, legal setbacks, and mounting net losses (US$335 million net loss on revenues of US$59 million in the first nine months of 2023), Ouster and its agents have initiated a series of political lobbying campaigns spending over US$800,000 in lobbying fees alone. We believe these efforts have resulted in disparaging media articles targeting Hesai, claiming Hesai lidars pose national security, cybersecurity and privacy risks to the United States. Hesai refutes all such allegations as blatantly false and misleading. Hesai believes these false allegations are xenophobic fearmongering and nothing more.

We believe our competitors’ media smear campaign against Hesai and attempts at patent litigation are tactics being used to distract from Ouster’s poor performance in the lidar and capital markets while capitalizing on growing geopolitical tensions between China and the United States. Hesai has repeatedly disputed these claims as baseless and false and will continue to do so.

A point-by-point discussion of our competitors’ false claims regarding Hesai’s lidar technology and Hesai’s responses can be found in the Company’s October 12, 2023 press release available on its website and a presentation available on Hesai’s IR website at https://investor.hesaitech.com/financials-filings/quarterly-results.

•	Hesai lidars are not a data security or privacy risk. Hesai lidars do not store and cannot wirelessly transmit data. All images are transmitted through a secure one-way cable to a vehicle’s onboard computer. All data is owned, stored and controlled by the vehicle owner and vehicle manufacturer. At no point does Hesai have access to that data. Two renowned global engineering testing companies, TÜV Rheinland and DEKRA, have separately certified to these facts.

•	Lidar images are not a privacy threat. Lidar images are not suitable for surveillance and do not pose a privacy threat. Hesai’s lidar images cannot discern identifiable facial features or biometric data. Lidar images measure 3-D shapes and distance to avoid collisions, making lidars ideal for collision avoidance in autonomous vehicles while safeguarding individual privacy.

•	Hesai lidars are expressly for civilian use. Hesai lidars are designed and built for civilian commercial use in vehicles to save lives. Hesai lidars are not sold to the military and use in military applications is expressly forbidden in Hesai contracts. Furthermore, they do not meet the strict military standards of fitness, endurance and performance.

•	The Chinese government does not direct Hesai’s business. To the best of Hesai’s knowledge, the Chinese government does not own shares in Hesai, nor has it sought to influence Hesai’s business or management.

•	Hesai develops its own IP. Hesai does not steal or infringe on any parties’ IP. Hesai spends over 60% of its annual budget on R&D and manufacturing to develop its proprietary lidar technology for which it holds over 1,300 worldwide patents and pending patents.

Financial Highlights for the Third Quarter of 2023

(in RMB millions, except for per ordinary share data and percentage)

	Q3 2023	Q3 2022	% Change
Net revenues	445.6	333.9	33.5%
Gross margin	30.6%	37.1%
Loss from operations	(167.2)	(102.1)	63.8%
Non-GAAP[3] loss from operations	(127.4)	(76.6)	66.3%
Net loss	(141.8)	(70.8)	100.6%
Non-GAAP net loss	(101.9)	(45.2)	125.4%
Net loss attributable to ordinary shareholders	(141.8)	(284.2)	-50.1%
Net loss per ordinary share-basic and diluted	(1.13)	(2.46)	-54.3%
Non-GAAP net loss per ordinary share – basic and diluted	(0.81)	(0.39)	107.7%

•	Net revenues were RMB445.6 million (US$61.1 million) for the third quarter of 2023, representing an increase of 33.5% from the same period of 2022. Product revenues were RMB425.8 million (US$58.4 million) for the third quarter of 2023, representing an increase of 31.7% from RMB323.2 million (US$44.3 million) for the same period of 2022. The year-over-year increase was mainly attributable to increased demand and deliveries for both Autonomous Mobility and ADAS lidar products. Service revenues were RMB19.7 million (US$2.7 million) for the third quarter of 2023, representing an increase of 85.3% from RMB10.7 million (US$1.5 million) for the same period of 2022. The year-over-year increase was mainly attributable to increased solutions revenue.

•	Cost of revenues was RMB309.4 million (US$42.4 million) for the third quarter of 2023, representing an increase of 47.3% from RMB210.1 million (US$28.8 million) for the same period of 2022. The year-over-year increase was due to increased shipments of lidar products, partially offset by the decrease in unit cost.

•	Gross margin was 30.6% for the third quarter of 2023, compared with 37.1% for the same period of 2022. The decrease in gross margin was mainly attributable to increased shipments of lower-priced ADAS lidar products.

•	Sales and marketing expenses were RMB36.8 million (US$5.1 million) for the third quarter of 2023, representing an increase of 55.1% from RMB23.8 million (US$3.3 million) for the same period of 2022. The year-over-year increase was mainly due to increased payroll and share-based compensation expenses of RMB6.4 million (US$0.8 million) attributable to an expanded sales and marketing team.

•	General and administrative expenses were RMB80.5 million (US$11.0 million) for the third quarter of 2023, representing an increase of 94.9% from RMB41.3 million (US$5.7 million) for the same period of 2022. The year-over-year increase was mainly driven by an increase in professional service expenses of RMB26.1 million (US$3.6 million), as well as an increase in payroll and share-based compensation expenses of RMB7.1 million (US$1.0 million).

•	Research and development expenses were RMB192.6 million (US$26.4 million) for the third quarter of 2023, representing an increase of 17.6% from RMB163.7 million (US$22.4 million) for the same period of 2022. The year-over-year increase was mainly due to increased payroll and share-based compensation expenses of RM41.8 million (US$5.7 million) attributable to higher R&D headcount, partially offset by a decrease in development and testing expenses of RMB10.3 million (US$1.4 million) as more testing work occurred during the AT128 volume production ramp-up in the third quarter of 2022.

3 See “Use of Non-GAAP measures” and “Unaudited reconciliation of GAAP and Non-GAAP results” included in this release for further details.

•	Loss from operations was RMB167.2 million (US$22.9 million) for the third quarter of 2023, representing an increase of 63.7% from RMB102.1 million (US$14.0 million) from the same period of 2022. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB127.4 million (US$17.5 million) for the third quarter of 2023, compared with RMB76.6 million (US$10.5 million) for the same period of 2022.

•	Net loss was RMB141.8 million (US$19.4 million) for the third quarter of 2023, compared with RMB70.7 million (US$9.7 million) for the same period of 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB101.9 million (US$14.0 million) in the third quarter of 2023, compared with RMB45.2 million (US$6.2 million) for the same period of 2022.

•	Net loss attributable to ordinary shareholders of Hesai was RMB141.8 million (US$19.4 million) for the third quarter of 2023, compared with RMB284.2 million (US$36.4 million) for the same period of 2022. Excluding share-based compensation expenses and deemed dividends, non-GAAP net loss attributable to ordinary shareholders of Hesai was RMB101.9 million (US$14.0 million) for the third quarter of 2023, compared with RMB45.2 million (US$6.2 million) for the same period of 2022.

•	Basic and diluted net loss per ordinary share were both RMB1.13 (US$0.15) for the third quarter of 2023. Excluding share-based compensation expenses and deemed dividends, non-GAAP basic net loss per ordinary share and non-GAAP diluted net loss per ordinary share were both RMB0.81 (US$0.11) for the third quarter of 2023.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB3,207.1 million (US$439.6 million) as of September 30, 2023, compared with RMB3,254.7 million (US$448.8 million) as of June 30, 2023.

Business Outlook

For the fourth quarter of 2023, the Company expects net revenues to be between RMB535 million (US$73.3 million) and RMB555 million (US$76.1 million), representing a year-over-year increase of approximately 30.7% to 35.6%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 13, 2023 (9:00 AM Beijing/Hong Kong Time on November 14, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Third Quarter 2023 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10034246-jfsltx.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until November 21, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10034246

About Hesai

Hesai is the global leader in three-dimensional light detection and ranging (lidar) solutions. The Company’s lidar products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai's technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior research and development capabilities across optics, mechanics, electronics, and software. Hesai integrates lidar designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 90 cities in 40 countries as of December 31, 2022.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: loss from operation excluding share-based compensation expenses, net income excluding share-based compensation expenses, net income attributable to ordinary shareholders excluding share-based compensation and deemed dividend, and per ordinary share net income attributable to ordinary shareholders excluding share-based compensation and deemed dividend. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and deemed dividend that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation expenses and deemed dividend that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Hesai Group

Yuanting “YT” Shi, Investor Relations Director

Email: ir@hesaitech.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: hesai@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: hesai@tpg-ir.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	913,277	1,315,919	180,362
Restricted cash	-	3,590	492
Short-term investments	945,865	1,887,611	258,719
Accounts receivable	484,586	407,711	55,881
Contract assets	13,058	9,350	1,282
Amounts due from related parties	5,021	5,081	696
Inventories	646,852	500,286	68,570
Prepayments and other current assets	126,452	149,840	20,537
Total current assets	3,135,111	4,279,388	586,539
Non-current assets:
Property and equipment, net	504,953	728,610	99,864
Long-term investments	31,856	31,822	4,362
Intangible assets, net	20,600	21,760	2,982
Land-use rights, net	41,606	40,959	5,614
Goodwill	3,823	3,665	502
Right-of-use assets .	44,349	18,418	2,524
Other non-current assets	57,098	98,857	13,549
Total non-current assets	704,285	944,091	129,397
TOTAL ASSETS.	3,839,396	5,223,479	715,936
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	-	109,900	15,063
Note payable	-	4,000	548
Accounts payable	206,681	219,715	30,114
Contract liabilities	40,378	36,859	5,052
Amounts due to related parties	334,283	344,071	47,159
Accrued warranty liability	17,694	23,415	3,209
Accrued expenses and other current liabilities	356,502	266,630	36,545
Total current liabilities	955,538	1,004,590	137,690
Non-current liabilities
Long-term borrowings	18,472	238,730	32,721
Deferred tax liabilities	439	404	55
Lease liabilities	10,139	4,300	589
Other non-current liabilities	13,075	18,052	2,474
Total non-current liabilities	42,125	261,486	35,839
TOTAL LIABILITIES	997,663	1,266,076	173,529
Mezzanine equity:
Redeemable shares	5,986,910	-	-

Shareholders’ Deficit
Class A Ordinary shares	19	19	3
Class B Ordinary shares	20	62	8
Additional paid-in capital	-	7,380,034	1,011,518
Subscription receivables	(310,227)	(310,227)	(42,520)
Accumulated other comprehensive income (loss)	(3,608)	53,955	7,395
Accumulated deficit	(2,831,381)	(3,166,440)	(433,997)
TOTAL SHAREHOLDERS’ DEFICIT	(3,145,177)	3,957,403	542,407
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	3,839,396	5,223,479	715,936

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended September 30,
	2022	2023
	RMB	RMB	US$
Net revenues	333,854	445,562	61,069
Cost of revenues	(210,127)	(309,429)	(42,411)
Gross profit	123,727	136,133	18,658
Operating expenses:
Sales and marketing expenses	(23,755)	(36,848)	(5,050)
General and administrative expenses	(41,296)	(80,496)	(11,033)
Research and development expenses	(163,691)	(192,574)	(26,394)
Other operating income, net	2,878	6,542	897
Total operating expenses	(225,864)	(303,376)	(41,580)
Loss from operations	(102,137)	(167,243)	(22,922)
Interest income	15,669	28,899	3,961
Interest expense	-	(1,166)	(160)
Foreign exchange gain/(loss), net	15,776	(2,260)	(310)
Other loss, net	(64)	(24)	(3)
Net loss before income tax and share of loss in equity method investments	(70,756)	(141,794)	(19,434)
Income tax benefit	20	40	5
Share of loss in equity method investment	(12)	(11)	(2)
Net loss	(70,748)	(141,765)	(19,431)
Deemed dividend	(213,505)	-	-
Net loss attributable to ordinary shareholders of the Company	(284,253)	(141,765)	(19,431)
Net loss per share:
Basic and diluted	(2.46)	(1.13)	(0.15)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	115,534,593	125,797,264	125,797,264
Net loss	(70,748)	(141,765)	(19,431)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(8,073)	(10,874)	(1,490)
Comprehensive loss, net of tax of nil	(78,812)	(152,639)	(20,921)

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS-continued

(All amounts in thousands, except share and per share data and otherwise noted)

	Nine months ended September 30,
	2022	2023
	RMB	RMB	US$
Net revenues	793,485	1,315,805	180,346
Cost of revenues	(444,339)	(885,894)	(121,422)
Gross profit	349,146	429,911	58,924
Operating expenses:
Sales and marketing expenses	(63,475)	(99,137)	(13,588)
General and administrative expenses	(153,380)	(186,735)	(25,594)
Research and development expenses	(376,362)	(562,071)	(77,038)
Other operating income, net	5,948	9,275	1,271
Total operating expenses	(587,269)	(838,668)	(114,949)
Loss from operations	(238,123)	(408,757)	(56,025)
Interest income	49,284	69,024	9,461
Interest expense	-	(2,236)	(306)
Foreign exchange gain, net	25,430	6,837	937
Other income/(loss), net	(2,079)	34	5
Net loss before income tax and share of loss in equity method investments	(165,488)	(335,098)	(45,928)
Income tax benefit	46	75	10
Share of loss in equity method investment	(36)	(34)	(5)
Net loss	(165,478)	(335,057)	(45,923)
Deemed dividend	(446,022)	-	-
Net loss attributable to ordinary shareholders of the Company	(611,500)	(335,057)	(45,923)
Net loss per share:
Basic and diluted	(5.29)	(2.70)	(0.37)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	115,534,593	124,206,950	124,206,950
Net loss	(165,478)	(335,057)	(45,923)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(14,763)	57,563	7,890
Comprehensive loss, net of tax of nil	(180,241)	(277,494)	(38,033)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended September 30,
	2022	2023
	RMB	RMB	US$
Loss from operations	(102,137)	(167,243)	(22,922)
Add: Share-based compensation expenses, net of tax	25,549	39,820	5,458
Non-GAAP loss from operations	(76,588)	(127,423)	(17,464)

Net loss	(70,748)	(141,765)	(19,431)
Add: Share-based compensation expenses, net of tax	25,549	39,820	5,458
Non-GAAP net loss	(45,199)	(101,945)	(13,973)

Net loss attributable to ordinary shareholders of the Company	(284,253)	(141,765)	(19,431)
Add: Share-based compensation expenses, net of tax	25,549	39,820	5,458
Add: Deemed dividend	213,505	-	-
Non-GAAP net loss attributable to ordinary shareholders of the Company	(45,199)	(101,945)	(13,973)

Loss per share: Basic and diluted	(2.46)	(1.13)	(0.15)
Add: Share-based compensation expenses, net of tax	0.22	0.32	0.04
Add: Deemed dividend	1.85	-	-
Non-GAAP net loss per ordinary share – basic and diluted	(0.39)	(0.81)	(0.11)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS-continued

(All amounts in thousands, except share and per share data and otherwise noted)

	Nine months ended September 30,
	2022	2023
	RMB	RMB	US$
Loss from operations	(238,123)	(408,757)	(56,025)
Add: Share-based compensation expenses, net of tax	80,142	194,057	26,598
Non-GAAP loss from operations	(157,981)	(214,700)	(29,427)

Net loss	(165,478)	(335,057)	(45,923)
Add: Share-based compensation expenses, net of tax	80,142	194,057	26,598
Non-GAAP net loss	(85,336)	(141,000)	(19,325)

Net loss attributable to ordinary shareholders of the Company	(611,500)	(335,057)	(45,923)
Add: Share-based compensation expenses, net of tax	80,142	194,057	26,598
Add: Deemed dividend	446,022	-	-
Non-GAAP net loss attributable to ordinary shareholders of the Company	(85,336)	(141,000)	(19,325)

Loss per share: Basic and diluted	(5.29)	(2.70)	(0.37)
Add: Share-based compensation expenses, net of tax	0.69	1.56	0.21
Add: Deemed dividend	3.86	-	-
Non-GAAP net loss per ordinary share – basic and diluted	(0.74)	(1.14)	(0.16)